UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )

HealthWarehouse.com, Inc.
(formerly Clacendix / formerly Ion Networks, Inc.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46205P100

(CUSIP Number)

May 3, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46205P100

1.	Names of Reporting Persons. HWH Lending, LLC I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 12,500,000(1)

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 12,500,000(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,500,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 6.3%

12.	Type of Reporting Person (See Instructions): OO

(1) As of May 3, 2010, the Reporting Person had the power to vote or direct the voting of, and the power to dispose or direct the disposition of, an aggregate of 12,500,000 shares of Common Stock, all of which were held as two warrants, each of which is exerciseable for an aggregate of 6,250,000 shares of Common Stock at a purchase price of $0.08 per share, at the discretion of the Reporting Person.

(2) See Footnote 1.

CUSIP No. 46205P100

1.	Names of Reporting Persons. Karen Singer, as Trustee I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 12,500,000(3)

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 12,500,000(4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,500,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 6.3%

12.	Type of Reporting Person (See Instructions): IN

(3) See footnote 1.

(4) See footnote 1.

Item 1.
	(a)	Name of Issuer: Healthwarehouse.com, Inc.
	(b)	Issuer Address: 100 Commerce Blvd., Cincinnati, OH 45140

Item 2.
	(a)	Name of Person Filing: HWH Lending, LLC Karen Singer, as Trustee(5)
	(b)	Address of Principal Business Office or, if none, Residence: 2200 Fletcher Ave., 5th Floor Fort Lee, NJ 07024
	(c)	Citizenship: Delaware (HWH Lending, LLC) United States of America (Karen Singer)
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 46205P100

Item 3.	Not Applicable.

Item 4.	Ownership:
	(a)	Amount beneficially owned: HWH Lending, LLC - 12,500,000(6) Karen Singer, as Trustee - 12,500,000(7)
	(b)	Percent of class: HWH Lending, LLC - 6.3%(8) Karen Singer, as Trustee - 6.3%(9)

(5) Karen Singer is the sole trustee of The Singer Children’s Management Trust (the “Trust”).  The Trust is the sole member HWH Lending, LLC.  The Trust is for the benefit of the children of Karen Singer and Gary Singer.  Karen Singer does not have any interest in the Common Stock other than in her capacity as trustee of the Trust and Karen Singer disclaims any other interest in the Common Stock.

(6) See footnote 1.

(7) See footnote 1.

(8) See footnote 1.

(9) See footnote 1.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: HWH Lending, LLC 12,500,000(10) Karen Singer, as Trustee 12,500,000(11)
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: HWH Lending, LLC 12,500,000(12) Karen Singer, as Trustee 12,500,000(13)

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 8.	Identification and Classification of Members of the Group.

Item 9.	Notice of Dissolution of Group.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(10) See footnote 1.

(11) See footnote 1.

(12) See footnote 1.

(13) See footnote 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2010

HWH Lending, LLC

By:	/s/ Philip Mandelbaum
Name: Philip Mandelbaum
Title: Chief Financial Officer

/s/ Karen Singer
Name: Karen Singer, as Trustee

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).